SEC
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FEB 2 4 2020
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413

20004341

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith Point Capital, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

322 Circle Park Place
(No. and Street)

CHAPEL HILL (City) NC (State) 27517 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Forrest 919-903-8442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr. (Address) Sugar Land (City) TX (State) 77498 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange Commission
Trading and Markets

FEB 2 4 2020

RECEIVED

RMS

OATH OR AFFIRMATION

I, Larry Forrest, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith Point Capital, Ltd, as of December, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

TODD A. WALTON
My Commission Expires
NOTARY
PUBLIC
09-08-2023
CHATHAM COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Smith Point Capital Ltd.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2019

Contents

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Smith Point Capital, Ltd

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Smith Point Capital, Ltd as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the 2019 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Smith Point Capital, Ltd as of December 31, 2019 and the results of its operations and its cash flows for the 2019 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Smith Point Capital, Ltd's management. Our responsibility is to express an opinion on Smith Point Capital, Ltd's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Smith Point Capital, Ltd in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I on the pages 11 has been subjected to audit procedures performed in conjunction with the audit of Smith Point Capital, Ltd's financial statements. The supplemental information is the responsibility of Smith Point Capital, Ltd's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Smith Point Capital, Ltd's auditor since 2019.

Sugar Land, Texas

Feb 14, 2020

Smith Point Capital Ltd.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2019

ASSETS	
Current Assets	
Checking/Savings	
Clearing Account	28,825.25
Wells Fargo	0.02
Wells Fargo Money Market	2,016.68
Total Checking/Savings	30,841.95
Other Assets	425.00
Total Current Assets	31,266.96
TOTAL ASSETS	31,266.95
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	19,590.00
Total Accounts Payable	19,590.00
Total Current Liabilities	19,590.00
Total Liabilities	19,590.00
Equity	
Contributed Capital	5,000.00
Opening Bal Equity	27,915.95
Retained Earnings	-15,131.81
Net Income	-6,107.19
Total Equity	11,676.95
TOTAL LIABILITIES & EQUITY	31,266.95

The accompanying notes are an integral part of these financial statements.

Smith Point Capital Ltd

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2019

Interest Income	204
Ordinary Income/Expense	
Expense	
Communications	191
Insurance	
Fidelity Bond	425
Total Insurance	425
Professional Fees	
FINRA Fees	1,695
Legal and Accounting Fees	4,000
Total Professional Fees	5,695
Total Expense	6,311
Net Income	**(6,107)**

The accompanying notes are an integral part of these financial statements.

Smith Point Capital Ltd.
<u>Financial Statements</u>
Statement of Cash Flows
As of and for the Year-Ended December 31, 2019

OPERATING ACTIVITIES	
Net Income	(6,107)
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Payable	6,737
Net cash provided by Operating Activities	629
Net cash increase for period	629
Cash Provided by Prepaid Insurance	**(425)**
Cash Increase for period	**204**
Cash at beginning of period	30,638
Cash at end of period	**30,842**

Smith Point Capital Ltd.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2019

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2019	1,000	1,000	1,000	31,915	-	-	(15,132)	17,783
								-
Net Income	-	-	-	-	-	-	(6107)	(6107)
								-
Capital Transactions	-	-	-	-	-	-	-	-
								-
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2019	1,000	1,000	1,000	31,915	-	-	(21,239)	11,677

The accompanying notes are an integral part of these financial statements.

SMITH POINT CAPITAL, LTD

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Smith Point Capital , LTD (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Smith Point Capital , LTD (the "Company") , is organized under the laws of the state of North Carolina to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company is licensed to operate in all fifty states. The Company is broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Description of Business

The Company is engaged in business as a securities broker – dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered. Effective January 1, 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended. The Company completed its implementation analysis, reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company had evaluated the potential impacts of the new revenue recognition standard on its financial statement and has not identified any material changes in the timing of revenue recognition.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At

December 31, 2019, the Company had net capital of $11,677which was $6,677in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 168%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(2)(ii).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 14, 2019, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements

Note G Going Concern

Current net capital far exceeds the $5,000 minimum net capital requirement. In addition, Smith Point is in negotiations to associate with an RIA. They will conduct their brokerage and Investment banking business through Smith Point Capital. Finally, should Smith Point ever need capital the current owner of Smith Point has pledged to provide additional needed capital.

Smith Point Capital, Ltd
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31,2019

Computation of Net Capital

Stockholder's Equity			$ 11,677
Non-Allowable Assets			
Total Non-Allowable Assets		$ 0	
Haircuts on Securities Positions			
Securities Haircuts	$ 0		
Undue Concentration Charges	0		
Total Haircuts on Securities Positions		$ 0	
Net Allowable Capital			$ 11,677

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 1,306	
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital		6.677

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 19,500
Percentage of Aggregate Indebtedness to Net Capital	167.77

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2018	$ 6,677	
Adjustments		
Increase (Decrease) in Equity		0
(Increase) Decrease in Non-Allowable Assets		0
(Increase) Decrease in Securities Haircuts		0
Net Capital per Audit		$ 6,677
Reconciled Difference		-

Smith Point Capital Ltd.

Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31. 2019

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Smith Point Capital, Ltd

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Smith Point Capital, Ltd identified the following provisions of 17 C.F.R. §15c3-3(k) under which Smith Point Capital, Ltd claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Smith Point Capital, Ltd stated that Smith Point Capital, Ltd met the identified exemption provisions from January 1, 2019 through December 31, 2019 without exception. Smith Point Capital, Ltd's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Smith Point Capital, Ltd's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 14, 2020

[Type here]

Smith Point Capital Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Smith Point Capital Ltd

February 4, 2020

[illegible]
Beewood Glen Dr
Sugarland, Tx 77498

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Smith Point Capital Ltd .

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from January 1, 2019 through December 31, 2019, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

[illegible]

[illegible] [illegible]
CEO
Smith Point Capital Ltd